Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, June 3, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24,2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 27 to May 31, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27/05/2024	213,805	66.287933	14,172,691.52	XPAR
27/05/2024	78,405	66.285056	5,197,079.82	CEUX
27/05/2024	17,898	66.288164	1,186,425.56	TQEX
27/05/2024	15,462	66.291544	1,024,999.85	AQEU
28/05/2024	264,864	66.271217	17,552,859.62	XPAR
28/05/2024	160,013	66.250863	10,600,999.34	CEUX
28/05/2024	34,360	66.257512	2,276,608.11	TQEX
28/05/2024	29,152	66.268572	1,931,861.41	AQEU
29/05/2024	290,299	66.212975	19,221,560.43	XPAR
29/05/2024	160,000	66.249579	10,599,932.64	CEUX
29/05/2024	33,000	66.218106	2,185,197.50	TQEX
29/05/2024	15,000	66.219047	993,285.71	AQEU
30/05/2024	326,541	65.142511	21,271,700.68	XPAR
30/05/2024	130,000	65.159187	8,470,694.31	CEUX
30/05/2024	30,000	65.152141	1,954,564.23	TQEX
30/05/2024	20,000	65.151678	1,303,033.56	AQEU
31/05/2024	299,440	66.467645	19,903,071.62	XPAR
31/05/2024	147,000	66.477412	9,772,179.56	CEUX
31/05/2024	25,000	66.474323	1,661,858.08	TQEX
31/05/2024	25,000	66.513584	1,662,839.60	AQEU
Total	2,315,239	66.059462	152,943,443.14

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).